Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Brightcove UK Ltd	UK
Brightcove Singapore Pte. Ltd.	Singapore
Brightcove K.K.	Japan
Brightcove Korea	Korea
Brightcove Australia Pty Ltd	Australia
Brightcove India Pte. Ltd.	India
Brightcove Holdings, Inc.	Delaware
Zencoder Inc.	Delaware
Brightcove FZ-LLC	United Arab Emirates
Cacti Acquisition LLC	Delaware
Brightcove S. de R.L. de C.V.	Mexico
Othello Acquisition Corporation	Delaware